SOLVENTUM CORPORATION
3M Center, Building 275-6W
2510 Conway Avenue East
Maplewood, MN 55144
March 12, 2024
VIA EDGAR
Division of Corporate Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Juan Grana; Abby Adams

Re:	Solventum Corporation
Registration Statement on Form 10-12B
File No. 001-41968
Dear Mr. Grana and Ms. Adams:
Reference is made to the Registration Statement on Form 10 (File No. 001-41968) (as amended, the “Registration Statement”), filed by Solventum Corporation (the “Company”) with the U.S. Securities and Exchange Commission.
The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on March 13, 2024, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Jenna E. Levine at (212) 403-1172 or Steven A. Rosenblum at (212) 403-1221, each of Wachtell, Lipton, Rosen & Katz. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Levine or Mr. Rosenblum and that such effectiveness also be confirmed in writing.

Sincerely,

Solventum Corporation

/s/ Teresa Crockett
Name:	Teresa Crockett
Title:	President

cc:	Kevin H. Rhodes, 3M Company
Marcela Kirberger, Solventum Corporation
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz